SNR Denton US LLP 101 JFK Parkway Short Hills, NJ 07078-2708 USA	Roland S. Chase Senior Managing Associate Roland.chase@snrdenton.com D +1 973 912 7179 T +1 973 912 7100 F +1 973 912 7199 snrdenton.com

January 14, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	John Reynolds
Assistant Director

Re:	CNS Response, Inc.
Amendment to Form S-1
Filed November 8, 2010
File No. 333-164613

Dear Mr. Reynolds:

By letter dated November 29, 2010 (the “SEC Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on Amendment No. 3 to the Registration Statement on Form S-1 (as amended, the “Registration Statement”) of CNS Response, Inc. (the “Company”) and the Company’s supplemental response letter to the Staff dated November 8, 2010.  This letter sets forth the Company’s responses to the comments contained in the SEC Letter.  Concurrently herewith, the Company is filing with the Commission Amendment No. 4 to the S-1 (“Amendment No. 4”).  For your convenience, we have reproduced below in italics each of the Staff’s comments and have provided the corresponding response immediately below each comment. The headings and numbered paragraphs below correspond to the headings and paragraph numbers in the SEC Letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Our Recent Private Placement Transactions, page 22:

1.
It appears that your October notes and the related warrants, with conversion and exercise prices of $.30, were sold to related parties or issued in exchange for earlier notes with higher conversion prices.  With a view to disclosure, advise us of the amounts and terms that were modified in connection with such exchanges.  Also, it is unclear whether the anti-dilution provisions in the earlier bridge financings were applicable to the exchange for the October notes.  Please advise.

Response:

As disclosed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Related Party Transactions” and “Item 5.  Recent Sales of Unregistered Securities” in Amendment No. 4:

United States Securities and
Exchange Commission
January 14, 2010
Page 2

•
secured convertible promissory notes (the “October Notes”) in the aggregate principal amount of $511,688, and related warrants to purchase up to 852,812 shares, were issued to the Company’s director John Pappajohn in exchange for the cancellation of the two Bridge Notes originally issued to him on June 3, 2010 and July 25, 2010 in the aggregate principal amount of $500,000 (and accrued and unpaid interest on those notes) and a warrant to purchase up to 250,000 shares originally issued to him on July 25, 2010;

•
October Notes in the aggregate principal amount of $512,250, and related warrants to purchase up to 512,250 shares, were issued to Deerwood Holdings LLC and Deerwood Partners LLC, two entities controlled by the Company’s director George Kallins (the “Deerwood Investors”), in exchange for the cancellation of the Deerwood Notes originally issued on July 5, 2010 and August 20, 2010 in the aggregate principal amount of $500,000 (and accrued and unpaid interest on those notes) and warrants to purchase up to 150,000 shares originally issued on August 20, 2010; and

•
SAIL Venture Partners, L.P. (‘SAIL”), of which the Company’s director David Jones is a managing partner, issued unconditional guaranties to each of the Deerwood Investors in connection with the October Notes issued to such investors.  In connection therewith, the Company granted SAIL warrants to purchase up to an aggregate of 341,498 shares of common stock.  The warrants to purchase 100,000 shares of common stock previously granted to SAIL on August 20, 2010 were canceled.

The amounts and terms that were modified in connection with such exchanges can be gleaned from the descriptions of the amounts and terms of the Bridge Notes and Deerwood Notes, and related warrants (collectively, the “Exchanged Securities”), on the one hand, and the October Notes and related warrants, on the other hand, that are contained in the sections of Amendment No. 4 identified above.  In addition, in response to the Staff’s comment, the Company has added a table to “Management’s  Discussion and Analysis of Financial Condition and Results of Operations — Overview — The 2010 Private Placement Transactions — Differences between October Notes and Bridge Notes/Deerwood Notes,” in which it summarizes the differences in terms between the Exchanged Securities and October Notes and related warrants.

In response to the Staff’s comment, the Company has furthermore added below such table the following disclosure:

The exchange for the October Notes did not trigger anti-dilution adjustments to the conversion prices of the Bridge Notes or Deerwood Notes.  Had the warrants issued in connection with the Bridge Notes and the Deerwood Notes not been exchanged for new warrants as described above, the exercise price of the warrants so issued would have been reduced to $0.30 as a result of the issuance of October Notes and new warrants in accordance with the anti-dilution provisions of the warrants issued in connection with the Bridge Notes and the Deerwood Notes.

United States Securities and
Exchange Commission
January 14, 2010
Page 3

2.
We note your response to comment two of our letter dated October 4, 2010 and revised discussions regarding the October notes.  Please revise page 88 to identify which private placements relate to securities whose resale is covered by this registration statement.

Response:

In response to the Staff’s comment, the Company has revised the Related Party Transactions section in Amendment No. 4 to clearly identify the transactions that relate to securities offered for resale pursuant to the Registration Statement.  It has done so primarily by grouping any such transactions entered into between the Company and any given related party together and disclosing them under the heading “Transactions Relating to Securities Offered for Resale.”

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If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (973) 912-7179 or Jeffrey A. Baumel at (973) 912-7189.

Sincerely,

/s/ Roland S. Chase

Roland S. Chase
Senior Managing Associate